Exhibit 99.1
TELUS International reports second quarter 2023 results within previously updated range, and reaffirms revised full-year outlook for 2023

Revenue of $667 million, up 7% year-over-year
Net loss of $7 million, compared with net income of $56 million in the same quarter last year
Diluted EPS of $(0.03), compared with $0.21 in the same quarter last year
Adjusted EBITDA1 of $120 million, 20% lower year-over-year
Adjusted Diluted EPS1 of $0.17, 43% lower year-over-year

Vancouver, Canada – August 4, 2023 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands, today released its results for the three- and six-month periods ended June 30, 2023. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“As previously announced on July 13, the second quarter of 2023 marked a challenging operating environment for TELUS International due to meaningful headwinds brought about by pressure in the macroeconomic environment and aggressive near-term cost cutting by certain large clients,” said Jeff Puritt, President and CEO of TELUS International. “Through these challenging times, I sincerely thank our global teams for their resilience and perseverance, and staying committed to our clients and their fellow team members. Despite these meaningful pressures and the resultant delays, our global sales team continued to win incremental business in the second quarter, attracting new logos such as a B2B human resources software company; a multi-utility service provider; a subsidiary of a multinational IT and consulting company; and a facilities-based technology and communications company. We were also successful in expanding the services we provide to many of our existing clients. In the second quarter, this included winning more work with Google — our third largest client; as well as driving incremental volumes with an integrated power company in the US; a leading North American financial institution; a major American telecommunications provider; and a North American integrated retail electricity and power generation company.”

Jeff concluded, “As further demonstration of our team’s sustained efforts, TELUS International continued to secure industry-wide recognition in the second quarter. Notably, for the third consecutive year, our proprietary intelligent Bot Platform was named the Best Informational Bot Solution at the AI Breakthrough Awards, which conducts one of the deepest evaluations of the global AI industry, and this year’s competition included over 3,000 solutions and companies from more than 20 countries. We were also named the Elite 8 winner of the 2023 Achievers 50 Most Engaged Workplaces Award in the category of Purpose and Leadership. And, once again, WillowTree, a TELUS International Company, won a Webby for the app it created in partnership with Meals on Wheels of Charlottesville in the category of Best Public Service and Activism. For me, these highlighted awards are a true representation of our team’s ability to bring our culture to life and demonstrates our unwavering commitment to supporting the well-being of the citizens and the communities where we operate.”

Vanessa Kanu, CFO said, “Our actual results for the second quarter came in within the ranges we released in mid-July. While we continued to grow our top line, our profitability in the second quarter was under pressure, as we carried excess capacity in certain areas of our business where we experienced a volume decline. To mitigate the near-term pressure, we have actioned meaningful cost efficiency efforts involving team member reductions to align our support costs with current demand to drive improvements to our bottom line. While our profitability was under
1 Adjusted EBITDA is a non-GAAP financial measure, while Adjusted Diluted EPS is a non-GAAP ratio. See the Non-GAAP section of this news release.

pressure in the quarter, Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement was 3.0x, which remains within the steady-state range we’ve communicated in the past.”

Vanessa concluded, “We have reduced the risk in our current outlook for the full-year 2023 based on what we know at this time, and it reflects a cautious view on what we see in our pipeline, hear from our clients, and observe in the broader macroeconomic environment. While each quarter’s results undoubtedly matter, we are also keenly focused on building momentum in the months and years ahead. Indeed, we see meaningful go-to-market sales opportunities being created by the proliferation of digital transformation and generative AI where our company is uniquely positioned and credentialed to design, build and deliver differentiated, responsible and market-leading solutions for our clients.”

Provided below are financial and operating highlights that include certain non-GAAP measures. See the Non-GAAP section of this news release for a discussion on such measures.
Q2 2023 vs. Q2 2022 summary
▪Revenue of $667 million, up $43 million, a 7% increase year-over-year on both a reported and a constant currency basis2, of which $45 million was from WillowTree, and excluding WillowTree, our revenue was $622 million, a decrease of $2 million or less than 1%, due to a reduction in service volumes from some of our larger clients delivered primarily out of Europe, particularly our technology clients, as well as a global financial institution client. Revenue growth was not materially impacted by changes in foreign currency rates during the second quarter of 2023.
▪Net loss of $7 million and diluted EPS of $(0.03), compared with net income of $56 million and diluted EPS of $0.21 in the same quarter of the prior year. Net (loss) income margin, calculated by dividing net (loss) income by revenue for the period, was (1.0)%, compared with 9.0% for the same quarter in the prior year. Net (loss) income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income2, which excludes the impact of these items, was $46 million in the second quarter of 2023, compared with $81 million in the same quarter of the prior year, due to the increase in salaries and benefits (more detail provided below) and interest expense outpacing revenue growth, and higher goods and services purchased, which were only partially offset by lower income taxes in the second quarter of 2023.
▪Adjusted EBITDA was $120 million, a decrease of 20% from $150 million in the same quarter of the prior year, due to the increase in salaries and benefits outpacing revenue growth, and higher goods and services purchased. Profitability in the quarter was impacted by cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger clients, as well as higher service delivery costs in our AI business due to higher task complexity — all of these impacts combined were only partially offset by cost efficiency efforts realized during the quarter. Adjusted EBITDA Margin2 was 18.0%, compared with 24.0% in the same quarter of the prior year, due to the aforementioned higher service delivery costs and changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS was $0.17, 43% lower year-over-year.
▪Cash provided by operating activities was $91 million and Free Cash Flow2 was $66 million, compared with $95 million and $66 million, respectively, in the same quarter of the prior year, with the decrease in cash provided by operating activities offset by lower capital expenditures in the quarter.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per our credit agreement of 3.0x as of June 30, 2023 compared with 1.1x as of December 31, 2022 and 2.9x immediately after closing of the WillowTree acquisition in January 2023.
▪Team member count was 76,594 as of June 30, 2023, an increase of 11% year-over-year. The sequential quarter-over-quarter nominal decrease of 0.21% does not yet reflect the full impact of team member reductions taken as part of cost savings efforts in 2023 to right-size operations, particularly in Europe.

2 Revenue growth on a constant currency basis and Adjusted EBITDA Margin are non-GAAP ratios, while Adjusted Net Income and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

YTD Q2 2023 vs. YTD Q2 2022 summary
▪Revenue of $1,353 million, up $130 million, a 11% increase year-over-year on both a reported and a constant currency basis, of which $103 million was from WillowTree, and excluding WillowTree, our revenue was $1,250 million, an increase of $27 million, or 2%, which included an unfavorable foreign currency impact of approximately 1%, associated with the strengthening U.S. dollar exchange rate against the euro. Revenue increase was driven by growth in services provided to existing clients as well as new clients.
▪Net income of $7 million and diluted EPS of $0.03, compared with $90 million and $0.33 respectively, in the same period of the prior year. Net income margin was 0.5%, compared with 7.4% for the same period in the prior year. Adjusted Net Income, as defined above, was $122 million, compared with $150 million in the same period of the prior year, due to the increase in salaries and benefits and interest expense outpacing revenue growth, the impacts of which were more significant in the second quarter of 2023, as described above, which were only partially offset by lower goods and services purchased and income taxes.
▪Adjusted EBITDA was $275 million, 6% lower compared with $292 million in the same period of the prior year, due to the increase in salaries and benefits outpacing revenue growth, driven by the higher service delivery costs which impacts were more significant in the second quarter of 2023, as described above, which were partially offset by lower goods and services purchased. Adjusted EBITDA Margin2 was 20.3%, compared with 23.9% in the same period of the prior year, due to the same impacts as described in the quarterly summary above. Adjusted Diluted EPS was $0.44, 21% lower year-over-year.
▪Cash provided by operating activities was $171 million and Free Cash Flow2 was $131 million, compared to $224 million and $170 million, respectively, in the same period of the prior year, primarily due to higher net outflows from working capital arising from our acquisition of WillowTree, which included payments for transaction costs that we incurred to acquire the company, as well as the payments for transaction costs incurred by WillowTree prior to the acquisition that were assumed liabilities as part of the acquisition. Excluding these transaction costs, Free Cash Flow would have been $167 million, a decrease of $3 million, or 2%, compared with the same period of the prior year.
A discussion of our results of operations is included in our management’s discussion and analysis for the three- and six-month periods ended June 30, 2023, which is filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information are also provided at telusinternational.com/investors.

Outlook
As previously communicated on July 13, for the full-year 2023, management expects:

▪Revenue in the range of $2,700 to $2,730 million, including $205 to $215 million from WillowTree, representing revenue growth of 9% to 11% on a reported basis, and growth of 1% to 2% excluding WillowTree. This assumes an average exchange rate of one euro to 1.09 U.S. dollars for 2023.
▪Adjusted EBITDA in the range of $575 to $600 million, and Adjusted EBITDA Margin in the range of 21.3% to 22.0%.
▪Adjusted Diluted EPS in the range of $0.90 to $0.97.

Q2 2023 investor call
TELUS International will host a conference call today, August 4, 2023 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the second quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, and revenue on a constant currency basis are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, and revenue growth on a constant currency basis are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including acquisition, integration and other, share-based compensation, with respect to Adjusted Net Income, the interest accretion on written put options entered into in connection with our acquisition of WillowTree, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue using foreign exchange rates prevailing in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth using foreign exchange rates prevailing in the comparable prior period.

We have not provided a quantitative reconciliation of our full-year 2023 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2023 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2023 results, our business, operations and financial performance and condition, as well as statements relating to our ability to mitigate pressures on profitability with cost efficiency efforts and incremental automation platforms. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2023 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business, the benefits, synergies and risks related to our acquisition of WillowTree, and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2023 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to continue to integrate and realize the benefits of our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; our ability to mitigate pressures on profitability with cost efficiency efforts and incremental automation platforms and otherwise ensure our labor costs are commensurate with the demand for our services; and the impact of global conditions on our and our clients’ businesses, including inflation, a potential economic recession, changes in interest rates, the Russia-Ukraine conflict and ongoing impacts arising from the COVID-19 pandemic on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been, and could be, adversely affected by a number of global conditions, and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a temporary delay in our ability to immediately right-size our cost structure in response to lower client demand.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.

▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose one or more members of our senior management.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation or otherwise.
▪Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including our recently completed acquisition of WillowTree or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients / revenue.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS Corporation will, for the foreseeable future, control the TELUS International board of directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2023 and available on EDGAR, as updated by our management’s discussion and analysis for the three- and six-month periods ended June 30, 2023, which is filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss)
(unaudited)

	Three months		Six months
Periods ended June 30 (millions except earnings per share)	2023	2022	2023	2022
REVENUE	$667	$624	$1,353	$1,223

OPERATING EXPENSES
Salaries and benefits	427	356	855	698
Goods and services purchased	120	118	223	233
Share-based compensation	2	7	16	14
Acquisition, integration and other	21	6	37	10
Depreciation	33	30	66	59
Amortization of intangible assets	48	34	94	70
	651	551	1,291	1,084

OPERATING INCOME	16	73	62	139

OTHER EXPENSES (INCOME)
Interest expense	36	10	69	19
Foreign exchange gain	(3)	(14)	(2)	(14)
(LOSS) INCOME BEFORE INCOME TAXES	(17)	77	(5)	134
Income tax (recovery) expense	(10)	21	(12)	44
NET (LOSS) INCOME	$(7)	$56	$7	$90

(LOSS) EARNINGS PER SHARE
Basic	$(0.03)	$0.21	$0.03	$0.34
Diluted	$(0.03)	$0.21	$0.03	$0.33

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	273	266	273	266
Diluted	273	269	276	269

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$143	$125
Accounts receivable	490	428
Due from affiliated companies	99	81
Income and other taxes receivable	10	7
Prepaid and other assets	58	35
Current portion of derivative assets	19	19
	819	695
Non-current assets
Property, plant and equipment, net	489	449
Intangible assets, net	1,624	1,008
Goodwill	1,973	1,350
Derivative assets	6	13
Deferred income taxes	25	14
Other long-term assets	26	27
	4,143	2,861
Total assets	$4,962	$3,556

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$308	$289
Due to affiliated companies	137	111
Income and other taxes payable	69	67
Current portion of provisions	8	1
Current maturities of long-term debt	122	83
Current portion of derivative liabilities	—	1
	644	552
Non-current liabilities
Provisions	203	2
Long-term debt	1,792	881
Deferred income taxes	306	264
Other long-term liabilities	21	19
	2,322	1,166
Total liabilities	2,966	1,718

Owners’ equity	1,996	1,838
Total liabilities and owners’ equity	$4,962	$3,556

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2023	2022	2023	2022
OPERATING ACTIVITIES
Net (loss) income	$(7)	$56	$7	$90
Adjustments:
Depreciation and amortization	81	64	160	129
Interest expense	36	10	69	19
Income tax (recovery) expense	(10)	21	(12)	44
Share-based compensation	2	7	16	14
Change in market value of derivatives and other	(3)	4	(2)	3
Net change in non-cash operating working capital	21	(39)	(29)	(36)
Share-based compensation payments	—	(1)	—	(6)
Income taxes paid, net	(29)	(27)	(38)	(33)
Cash provided by operating activities	91	95	171	224

INVESTING ACTIVITIES
Cash payments for capital assets	(24)	(29)	(38)	(50)
Cash payments for other assets	—	(20)	—	(20)
Cash payments for acquisitions, net	(1)	—	(851)	—
Cash used in investing activities	(25)	(49)	(889)	(70)

FINANCING ACTIVITIES
Shares issued	1	1	2	2
Withholding taxes paid related to net share settlement of equity awards	(1)	(1)	(2)	(1)
Repayment of long-term debt	(111)	(73)	(248)	(129)
Long-term debt issued	73	—	1,036	—
Interest paid on credit facilities	(27)	(6)	(53)	(11)
Cash (used in) provided by financing activities	(65)	(79)	735	(139)

Effect of exchange rate changes on cash and cash equivalents	—	(5)	1	(7)

CASH POSITION
Increase (decrease) in cash and cash equivalents	1	(38)	18	8
Cash and cash equivalents, beginning of period	142	161	125	115
Cash and cash equivalents, end of period	$143	$123	$143	$123

Non-GAAP reconciliations
(unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2023	2022	2023	2022
Revenue, as reported	$667	$624	$1,353	$1,223
Foreign exchange impact on current period revenue using prior comparative period's rates	(1)	23	8	38
Revenue on a constant currency basis	$666	$647	$1,361	$1,261
Revenue growth	7%	17%	11%	18%
Revenue growth on a constant currency basis	7%	21%	11%	21%

	Three Months Ended June 30		Six Months Ended June 30
(millions, except per share amounts)	2023	2022	2023	2022
Net (loss) income	$(7)	$56	$7	$90
Add back (deduct):
Acquisition, integration and other	21	6	37	10
Share-based compensation	2	7	16	14
Interest accretion on written put options	3	—	6	—
Foreign exchange gain	(3)	(14)	(2)	(14)
Amortization of purchased intangible assets	45	31	89	62
Tax effect of the adjustments above	(15)	(5)	(31)	(12)
Adjusted Net Income	$46	$81	$122	$150
Adjusted Basic Earnings Per Share	$0.17	$0.30	$0.45	$0.56
Adjusted Diluted Earnings Per Share	$0.17	$0.30	$0.44	$0.56

	Three Months Ended June 30		Six Months Ended June 30
(millions, except percentages)	2023	2022	2023	2022
Net (loss) income	(7)	56	$7	$90
Add back (deduct):
Acquisition, integration and other	21	6	37	10
Share-based compensation	2	7	16	14
Foreign exchange gain	(3)	(14)	(2)	(14)
Depreciation and amortization	81	64	160	129
Interest expense	36	10	69	19
Income taxes	(10)	21	(12)	44
Adjusted EBITDA	$120	$150	$275	$292
Net (loss) income margin	(1.0)%	9.0%	0.5%	7.4%
Adjusted EBITDA Margin	18.0%	24.0%	20.3%	23.9%

	Three Months Ended June 30		Six Months Ended June 30
(millions)	2023	2022	2023	2022
Cash provided by operating activities	91	95	$171	$224
Less: capital expenditures	(25)	(29)	(40)	(54)
Free Cash Flow	$66	$66	$131	$170

Calculation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement
(unaudited)

As at (millions, except for ratio)	June 30, 2023	December 31, 2022

Outstanding credit facility	$1,660	$742
Contingent facility utilization	8	7
Liability related to provisions for written put options[1]	74	—
Net derivative liabilities	—	1
Cash balance[2]	(143)	(125)
Net Debt as per credit agreement	$1,599	$625
Adjusted EBITDA (trailing 12 months)	$590	$607
Adjustments required as per credit agreement	$(54)	$(63)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	3.0	1.1
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, ecommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.3 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
media.relations@telusinternational.com